Mail Stop 3561

September 16, 2008

Scott L. Morris
Chairman, President and Chief Executive Officer
Avista Corporation
1411 East Mission Avenue
Spokane, Washington 99202-2600

> **Re:** **Avista Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 2, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 1, 2008**
> **File No. 001-03701**

Dear Mr. Morris:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Notes to Financial Statements, page 68

Note 1. Summary of Significant Accounting Policies, page 68

Unamortized Debt Expense, page 73

1.   Please tell us and revise your disclosure to clarify how you account for debt repurchase costs. Your disclosure here that premiums paid to repurchase debt are amortized over the remaining life of the original debt that was repurchased, or if new debt is issued in connection with the repurchase, over the life of the new debt seems inconsistent with your disclosure in the second paragraph of note 4 where you disclose that debt repurchase costs were being amortized over the average remaining maturity of outstanding debt. Also, in light of the recent disallowance of $3.8 million in debt repurchase costs by the WUTC, please tell us the amount of any debt repurchase costs still included as regulatory assets on your balance sheet, and indicate your basis under SFAS 71 for continuing to defer these costs.

Note 3. Disposition of Avista Energy, page 76

2.   Please tell us in detail why the disposed operations are not reported in discontinued operations pursuant to the guidance in SFAS 144.

Item 9A. Controls and Procedures, page 109

3.   We note your statement that "[t]here are inherent limitations to the effectiveness of any system of disclosure controls and procedures … [and that] even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 with any questions regarding the comments on the financial statements and related matters. You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director